

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Mr. R. David Yost
Chief Executive Officer
AmerisourceBergen Corp.
1300 Morris Drive
Chesterbrook, PA 19087-5594

  Re: **AmerisourceBergen Corp.**
     Form 10-K for the Fiscal Year Ended September 30, 2010
     Filed November 23, 2010
     File No. 001-16671

Dear Mr. Yost:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Health Care Services